FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025
Commission File Number: 001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated March 28, 2025, of Diana Shipping Inc. (the "Company"), announcing that that on Tuesday, April 1, 2025 in celebration of its 20th anniversary as a NYSE listed Company, Ms. Semiramis Paliou, CEO, and the executive team rang the Closing Bell.

Attached to this Report on Form 6-K as Exhibit 99.2 is an investor presentation that was prepared and presented by the Company at the NYSE on April 1, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: April 2, 2025	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President